 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* SCP Private Equity Partners II, L.P. (Last) (First) (Middle) 435 Devon Park Drive Building 300 (Street) Wayne, PA 19087 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol USData Corporation (USDC) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/15/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/15/2003		P		619,186	A	(FN1)	7,337,904	(FN4)	(FN4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series C-1 Preferred Stock	(FN2)	01/15/2003		P		37,500		01/15/2003		Common Stock	750,000 (FN2)	(FN1)	112,500	(FN4)	(FN4)
Warrant to Purchase Series C-2 Preferred Stock	$40.00 per share	01/15/2003		P		(FN1)		01/15/2003	01/14/2013	Common Stock	375,000 (FN2)	(FN1)	(FN3)	(FN4)	(FN4)
Explanation of Responses:

(FN1) On January 15, 2003, SCP Private Equity Partners II, L.P. ("SCP") acquired for an aggregate purchase price of $1,500,000 (1) 37,500 shares of the Series C-1 Preferred Stock of the Issuer (the "Series C-1 Preferred"); (2) a warrant from the Issuer to purchase 18,750 shares of the Series C-2 Preferred Stock of the Issuer (the "Series C-2 Preferred") at an initial exercise price of $40.00 per share, subject to adjustment upon the occurrence of certain events; and (3) 619,186 shares of Common Stock of the Issuer (the "Common Stock").
(FN2) Subject to increase for dividends and dilutive issuances, each share of Series C-1 Preferred and Series C-2 Preferred is convertible into 20 shares of the Common Stock.
(FN3) SCP is also currently the holder of (1) a warrant from the Issuer dated March 30, 2001 to purchase up to 75,000 shares of the Series C-2 Preferred at an initial exercise price of $40.00 per share, subject to adjustment upon the occurrence of certain events; and (2) a warrant from the Issuer dated September 30, 2002 to purchase up to 10,625 shares of the Series C-2 Preferred at an initial exercise price of $40.00 per share, subject to adjustment upon the occurrence of certain events.
(FN4) For purposes of Section 16 reporting, SCP is deemed to be a direct beneficial owner of the derivative securities of the Issuer disclosed herein. SCP Private Equity II, LLC (the "Manager") is deemed to be an indirect beneficial owner of the derivative securities of the Issuer disclosed herein because of a contractual agreement with SCP which grants the Manager the power to make voting and investment decisions regarding the securities held by SCP.

By:	Date:
/s/ Winston J. Churchill	January 15, 2003
Name: Winston J. Churchill Title: A manager of SCP Private Equity II, LLC, the manager of SCP Private Equity II General Partner, L.P. the General Partner of the Reporting Person
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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Additional Information Reported For This Form
Name and Address of Reporting Person* SCP Private Equity Partners II, L.P. (Last) (First) (Middle) 435 Devon Park Drive Building 300 (Street) Wayne, PA 19087 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol USData Corporation (USDC)	Statement for (Month/Day/Year) 01/15/2003

Joint Filer Information

Name: SCP Private Equity II, LLC

Address: 435 Devon Park Drive, Building 300
         Wayne, Pennsylvania 19087

Designated Filer: SCP Private Equity Partners II, L.P.

Issuer & Ticker Symbol:        USDATA Corporation (USDC)

Statement for Month/Day/Year: January 15, 2003

Signature: By: /s/ Winston J. Churchill
          Name: Winston J. Churchill
          Title: A manager